[Fredrikson & Byron Letterhead]

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

www.fredlaw.com

Direct: (612) 492-7338

Main: (612) 492-7000

Fax: (612) 492-7077

Email: tsteichen@fredlaw.com

July 26, 2010

VIA EDGAR AND FEDEX

Alexandra M. Ledbetter

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Voyager Oil & Gas, Inc.

Registration Statement on Form S-3

Filed April 30, 2010

File No. 333-166402

Ante4, Inc.

Form 10-K for Fiscal Year Ended January 3, 2010

Filed April 5, 2010

File No. 0-50848

Voyager Oil & Gas, Inc.

Form 8-K Filed April 19, April 22, June 28 and July 1, 2010

File No. 0-50848

Dear Ms. Ledbetter:

On behalf of Voyager Oil & Gas, Inc. (the “Company”) and ante4, Inc. (“ante4”), we are responding to your comment letter, dated July 14, 2010, to Mr. James Russell Reger, Chief Executive Officer of the Company, regarding the Company’s Registration Statement on Form S-3 filed April 30, 2010 (the “Form S-3”) and Forms 8-K filed April 19, April 22, June 28 and July 1, 2010, respectively, and ante4’s Form 10-K for the fiscal year ended January 3, 2010. A responsive Pre-Effective Amendment No. 1 to the Form S-3 (the “Amendment No. 1”) has been filed concurrently herewith via EDGAR. We have also provided you with a courtesy marked copy of Amendment No. 1 showing changes to the Form S-3 to assist in your review. We are separately submitting with the hard copy of this response letter as supplemental information, pursuant to Rule 418 of the Securities Act of 1933, Appendix A to this response letter relating to the Company’s responses to comments 28, 29 and 33 (the “Supplemental Information”) Accordingly, this EDGAR transmission does not contain the Supplemental Information.  For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.

Voyager Oil & Gas, Inc. - Registration Statement on Form S-3

General

1.             Where comments on a section also relate to disclosure in another section or document, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.  Also, your response letter should include page number references keying each response to the page of the marked version of the filing where the responsive disclosure can be found.  This will expedite our review of the filing.

Response:  In response to the Staff’s comment, the Company will make sure parallel changes are made if comments on a section also relate to disclosure in another section.  This response letter also includes page number references keying each response to the page of the marked version of the filing where the responsive disclosure can be found.

2.             We refer you to General Instruction 11.A to Form S-3, which references Regulation C, Rule 411(a) of Regulation C indicates that, with a few exceptions, “Information shall not be incorporated by reference in a prospectus.”  Rule 411(d) further instructs that “Information shall not be incorporated by reference in any case where such incorporation would render the statement incomplete, unclear or confusing.”  We identify in this letter a number of instances in which the absence of pertinent, current disclosure in the prospectus text or in the incorporated disclosure does not appear to meet the Rule 411 standard.  Review the prospectus as a whole to ensure that you have fully complied with Rule 411, and make appropriate revisions.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to comply with the requirements of General Instruction 11.A and Rule 411 of Regulation C.  Specifically, the Company has included the following additional information in Amendment No. 1, which was not included in the body of the Form S-3:

•      Risk Factors.  The Company has included a complete and up-to-date risk factors section.  Please see pages 4 to 9 of the Amendment No. 1.

•      Principal Shareholders.  The Company has included a principal shareholders table reflecting the beneficial holdings of current directors, executive officers and 5% holders.  Please see page 10 of the Amendment No. 1.

•      Description of Securities.  The Company has included a description of the Company’s securities.  Please see pages 20 to 23 of the Amendment No. 1.

•      Business.  The Company has included a description of its business, including sections on the Company’s properties and legal proceedings.  Please see pages 24 to 30 of the Amendment No. 1.

•      Management’s Discussion and Analysis Of Financial Condition and Results Of Operations (“MD&A”).  The Company has included a MD&A section with discussion of the Company’s three months ended April 4, 2010 and March 29, 2009, and Plains Energy Investments, Inc.’s three months ended March 31, 2010 and 2009, and years ended December 31, 2009 and 2008.  Please see pages 31 to 42 of the Amendment No. 1.

•      Management.  The Company has included a management section providing biographical information for its executive officers and directors.  Please see pages 43 to 45 of the Amendment No. 1.

•      Executive Compensation.  The Company has included an executive compensation section providing information on fiscal year 2009 and 2008 compensation for the named executive officers of the Company and Plains Energy Investments, Inc., respectively.  Please see pages 45 to 49 of the Amendment No. 1.

•      Director Compensation.  The Company has included a director compensation section providing information on fiscal year 2009 compensation for the directors of the Company.    Please see pages 49 and 50 of the Amendment No. 1.

•      Financial Statements.  In addition to the financial statements of Plains Energy Investments, Inc. and pro forma financial statements previously included in the Form S-3, the Company has included consolidated financial statements and notes thereto for the Company’s fiscal years ended January 3, 2010 and December 28, 2008,  and consolidated condensed interim financial statements and notes thereto as of April 4, 2010 and January 3, 2010 and for the Company’s three months ended April 4, 2010 and March 29, 2009.  Please see pages F-3 to F-27 of the Amendment No. 1.

3.             Expand the “Recent Developments” section to explain where the reader can find the pertinent disclosure regarding your current operations.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to include a cross-reference under “Recent Developments” to the sections titled “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” and “Business,” as well as the financial statements and notes thereto, appearing in the Amendment No. 1.  Please see page 3 of the Amendment No. 1.

4.             If you decide to provide prospectus disclosure in response to our comments relating to the Form 8-K filed on April 22, as amended, make clear where the new disclosure appears.

Response:  In response to the Staff’s comment 2, the Company has included a section titled “Business” in the prospectus, which incorporates revisions pursuant to the Staff’s comments 28 and 29 relating to the Form 8-K filed on April 22, as amended.  Please see comments 28 and 29 of this response letter for the specific revisions made to the “Business” section pursuant to the Staff’s comments, which revisions are reflected in pages 24 to 30 of the Amendment No. 1.

Also in response to the Staff’s comment 2, the Company has included a newly expanded “Risk Factors” section in the prospectus, which incorporates revisions pursuant to the Staff’s comment 30 relating to the Form 8-K filed on April 22, as amended.  Please see comment 30 of this response letter for the specific revisions made to the “Risk Factors” section pursuant to the Staff’s comments, which revisions are reflected in pages 4 to 9 of the Amendment No. 1.

Also in response to the Staff’s comment 2, the Company has included a newly expanded “Description of Securities” section in the prospectus, which incorporates revisions pursuant to the Staff’s comment 31 relating to the Form 8-K filed on April 22, as amended.  Please see comment 31 of this response letter for the specific revisions made to the “Description of Securities” section pursuant to the Staff’s comments, which revisions are reflected in pages 20 to 23 of the Amendment No. 1.

Finally, in response to the Staff’s comment 2, the Company has included a section titled “Management” in the prospectus, which incorporates revisions pursuant to the Staff’s comment 32 relating to the Form 8-K filed on April 22, as amended.  Please see comment 32 of this response letter for the specific revisions made to the “Management” section pursuant to the Staff’s comments, which revisions are reflected in pages 43 to 45 of the Amendment No. 1.

Pursuant to our subsequent conversations, the Company will file an amended current report on Form 8-K/A in response to the Staff’s comments on the Form 8-K filed on April 22 once the Form S-3 is declared effective, which amended current report will incorporate the above revisions.

Prospectus Cover Page

5.             You indicate at page 26 of the Form 8-K you filed on April 22, 2010, that you are “in the process” of changing the ticker symbol you provide on the cover page.  Similarly, you suggest at page 2 of the prospectus that your business will focus on properties in Montana, while the previously filed Form 8-K suggests otherwise.  Ensure that you provide current and complete information in the amended Form S-3.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment and to reflect the receipt of a new ticker symbol for the Company (“VYOG.OB”) during the Company’s second fiscal quarter and revise the “focus on properties in Montana” reference.  Please see the cover page and pages 3, 11 and 23 of the Amendment No. 1.  Pursuant to our subsequent conversations, the Company will file an amended current report on Form 8-K/A in response to the Staff’s comments on the Form 8-K filed on April 22 once the Form S-3 is declared effective, which amended current report will incorporate the above ticker symbol revision.

6.             As Risk Factors are specifically required in the Form S-3 pursuant to item 3 of the form, it is inappropriate to incorporate them by reference under Item 12 of the form.  Please revise the cover page reference; and expand the Risk Factors section which begins on page 3 accordingly.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to revise the cover page reference and expand the risk factors section accordingly.  Please see the cover page and pages 4 to 9 of the Amendment No. 1.

7.             You suggest the reader “should only rely on the information contained in this prospectus or any prospectus supplement or amendment.”  A similar statement appears at page 2 in the Summary section.  That admonition appears incomplete without an explanation of what is being incorporated into the prospectus.  Moreover, we note that the Form 8-K filed on April 22, 2010, indicates in part that certain disclosure is “not intended to be complete and is qualified in its entirety by reference” to documents filed as exhibits to the Form 8-K.  Please revise or advise.  See also comment 2 of this letter.

Response:   The Company has revised the Form S-3 in response to the Staff’s comments to revise the statements regarding reliance on the information contained in the prospectus.  Please see the cover page and page 3 of the Amendment No. 1.  With regard to the April 22, 2010 Form 8-K language, the Company respectfully advises the Staff that such language is standard cautionary language that directs the reader to the full text of the exhibit filed with the current report.  The Company believes that such cautionary language is appropriate in the current report on Form 8-K, as it would be difficult for the Company to fully describe each exhibit without undue effort or expense.

Incorporation of Certain Information by Reference, page 1

8.             We note you identify the Form 10-K for the fiscal year ended January 3, 2010, as having been filed on April 2, 2010.  The filing date of such Form 10-K appears to be April 5, 2010 per www.sec.gov.  Please revise this inconsistency.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see page 1 of the Amendment No. 1.

Prospectus Summary, page 2

9.             Please revise to eliminate the suggestion that your disclosure “is accurate only as of its the prospectus or supplement date.”

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to change this statement to the following: “You should not assume that the information appearing in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or any prospectus supplement. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations, reserves and prospects may have changed since that date.”  Please see pages i and 3 of the Amendment No. 1.

Forward-Looking Statements, page 3

10.          Please refer to Securities Act Section 27A(b)(1)(C) and Exchange Act Section 21 E(b)(1)(C).  As an issuer of penny stock, your statements are not covered by the safe harbor to which you refer.  If you retain this section, remove any suggestion to the contrary, and revise to eliminate any statement that the word “will” identifies a forward-looking statement.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to eliminate the reference to the safe harbor and eliminate any statement that the word “will” identifies a forward-looking statement.  Please see page 9 of the Amendment No. 1.

Certain Relationships and Related Transactions, page 6

11.          Specify the date of the purchase you describe as taking place “in the first quarter of 2010.”  and file the agreement as an exhibit to an amended Form 10-Q.  Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to change “in the first quarter of 2010” to “on March 10, 2010.”  Please see page 13 of the Amendment No. 1.  The Company has filed the agreement as an exhibit to an amended Form 10-Q, which was filed with the SEC on July 23, 2010.  The Company has not provided exhibit A to the agreement, as the exhibit is subject to constant change based on the results of title searches and the Company believes that the inclusion of an exhibit A for any particular date would be misleading.  The Company also believes that the exhibit A to the agreement is not material to an investor’s investment decision and is not required to make a reader’s understanding of the agreement or the arrangement complete.

Selling Stockholders, page 7

12.          Please clearly identify any selling stockholders which are broker-dealers or broker-dealer affiliates.  Also please fill in the blanks concerning the number of the stockholders in each category, as Securities Act Rule 430A does not permit you to omit that information.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to fill in the blanks concerning the number of broker-dealers or broker-dealer affiliates, which are zero and eight, respectively.  The Company has also revised the Form S-3 to identify all broker-dealer affiliates in the selling stockholders table.  Please see pages 14 to 17 of the Amendment No. 1.

13.          With respect to the selling stockholders that are not natural persons, please identify the natural persons with voting or investment control.  For guidance, refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to identify the natural persons with voting or investment control over selling stockholders that are not natural persons by footnote to the selling stockholders table.  Please see pages 14 to 17 of the Amendment No. 1.

Signatures, page     -6

14.          Please designate the individual who is serving in the capacity of controller or principal accounting officer in your signature block.  If an individual is signing in more than one capacity, make this clear as well.  Refer to Instructions 1 and 2 to Signatures, Form S-3.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see page II-5 of the Amendment No. 1.

Ante4, Inc. - Form 10-K for the Fiscal Year Ended January 3, 2010

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Continuing vs. Discontinued Operations, page 53

15.          You disclose that despite the sale of substantially all of your assets, you did not retroactively classify the related operations as discontinued because “substantially all of our operating assets cannot qualify as a component of our business.”  Please clarify for us in detail why the sale of substantially all of your assets does not represent the sale of a component (or components) of your business as defined in ASC 205-20-20.

Response:  The Company respectfully advises the Staff that the presentation as filed was agreed upon by prior management of the pre-merger company and its auditor, Piercy Bowler Taylor & Kern. The prior auditor’s treatment was based primarily on its belief that under SFAS 144, substantially all the operations of a company could not constitute a component, and segregating discontinued operations is of no value to users when there are no significant continuing operations presented. This rationale is supported by Canadian standard EIC-161 and previously, EIC-45. Although Canadian standards have no status in the U.S. GAAP hierarchy that now resides in ASC 205-20-20, the prior auditor believed that the Canadian standard is consistent with ASC 205-20-20 and its objective regarding the presentation of discontinuing operations. Furthermore, the Canadian standard reflects a more conceptually sound position than any available alternative at the time.

On June 24, 2009, the Company’s prior auditor consulted informally with Louise Dorsey, Associate Chief Accountant in the Division of Corporation Finance. The prior auditor did not present any arguments on either side of the issue, but merely asked if the Division had an established position on the issue. The staff member responded without hesitation that it is the staff’s position that “if a company disposes of all or substantially all of its operations, a one-line presentation of discontinued operations would not be appropriate.”

It was the belief of prior management and the prior auditor that it would be difficult to establish, based on facts and circumstances, that the sale of assets would not constitute “substantially all” of the Company’s operations. Accordingly, the prior auditors informed management that they were not willing to accept retroactive treatment as discontinued operations in the Company’s 2009 financial statements unless management were to persuade the SEC staff on a pre-filing basis that the sale did not constitute “substantially all” of its operations. Adequate disclosure of the Company’s disposal plans were then made, and the resulting presentation was agreed upon by management and the auditor.

Financial Statements - Plains Energy Investments, Inc.

Report of Independent Registered Public Accounting Firm, page F-1

16.          In the first and third paragraph of the report from your independent public accounting firm, one period identified as being audited and opined on is for the year ended December 31, 2008.  As the financial statements presented in the document are for the period from April 18, 2008 (inception) to December 31, 2008, please obtain and file a revised report that properly identifies the periods audited.

Response:  The Company has obtained and filed a revised audit report in the Form S-3 in response to the Staff’s comment.  Please see page F-28 of the Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on July 1, 2010, which current report included such financial statements, and which amended current report will incorporate the revisions reflected in the Amendment No. 1.

Statements of Operations, page F-4

17.          We note you provide a separate line item identified as “Share Based Compensation.”  Please revise your presentation to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14.F.  This comment is also applicable to your presentation of financial information for the quarterly period ended March 31, 2010.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages F-30 and F-49 of the Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on July 1, 2010, which current report included such financial statements, and which amended current report will incorporate the revisions reflected in the Amendment No. 1.

Condensed Statements of Operations, page F-23

18.          We note you report revenue for the three months ended March 31, 2010 of $22,497.  Please modify your disclosures to explain to what this revenue relates.  If such amount relates to the production and sale of oil and gas, please tell us why you believe presenting such amount as revenue without reporting proved reserves is appropriate.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see page F-54 of the Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on July 1, 2010, which current report included such financial statements, and which amended current report will incorporate the revisions reflected in the Amendment No. 1.

The Company respectfully advises the Staff that the revenue of $22,497 reported for the three months ended March 31, 2010 relates to the sale of oil and gas for the period.  The company is a non-operator and reports its revenues on wells which it has a working interest based on information received from operators.  The recognition of revenues in this manner is in accordance with generally accepted accounting principles.  For the period ended March 31, 2010 the company reported its 1.5% interest in the production from one well which was producing for two months. The proved reserves related to this well are not material and it was not practical to obtain the reserves for a 1.5% non-operating interest.

Notes to Consolidated Condensed Interim Financial Statements

Note 2 - Significant Accounting Policies

Full Cost Method, page F-29

19.          We note from your disclosure that capitalized costs associated with impaired properties and capitalized cost related to properties having proved reserves, plus the estimated future development costs, and asset retirement costs will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  As it does not appear you have reported proved reserves as of March 31, 2010, please tell us the basis upon which you determined the $8,500 reported as depletion of costs for evaluated oil and gas properties for the three months ended March 31, 2010.

Response:  The Company respectfully advises the Staff that depletion expense is reported in accordance with generally accepted accounting principles.  The Company calculated its depletion expense for the three months ended March 31, 2010 based on the depletion expense as a percentage of revenues reported by peer companies.  Based on the review of its peer companies, management determined that depletion expense of 38% of revenues would be reasonable, and this figure remains management’s best estimate of depletion expense.  Each of the peer companies selected by the Company calculated depletion expense based on the unit-of-production method compared to estimated gross proved reserves, which is the same method adopted and used by the Company in accordance with generally accepted accounting principles.  By comparing the peer companies’ depletion expense, as calculated in accordance with the unit-of-production method, to their respective revenue balances, the Company was able to calculate the average percentage of depletion expense when using the unit-of-production method and apply that percentage to the Company’s revenue balance.  Since the revenue balance of the Company as of March 31, 2010 was not considered material, it was expected that the correlated depletion expense would be even less material.  Further, it was not cost effective or practical to obtain an independent reserve report for one well with a 1.5% non-operator working interest.  This method of calculating depletion based on peer companies that use the unit-of-production method was the most reasonable and practical method for the Company to likewise calculate depletion expense that would result in an equivalent depletion expense balance when employing the unit-of-production method.

20.          We note you report “Evaluated Costs” at March 31, 2010.  Please tell us the property to which the evaluated costs relate, whether you are asserting proved reserves at March 31, 2010, and, if so, how you considered the disclosure requirements of Item 1200 of Regulation S-K.

Response:  The Company respectfully advises the Staff that Plains Energy Investments, Inc. owns an interest in Slawson’s Ripper #1-22H well in Mountrail County, North Dakota. The “evaluated costs” are the total of drilling costs paid to the well operator and corresponding lease acquisition costs associated with the producing well that have been reclassified from unevaluated properties. In accordance with Item 1208 of Regulation S-K, these costs have been classified as evaluated because those acres have been completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. As provided in the Company’s response to comments 18 and 19, the proved reserves related to this well are not material and it was not practical to obtain the reserves for a 1.5% non-operating interest.

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements, page F-39

21.          Please expand the introductory paragraphs of your unaudited pro forma condensed consolidated combined financial statements to discuss the significant provisions of the merger agreement between Voyager Oil & Gas, Inc. and Plains Energy Investments. Inc.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages F-65 and F-66 of the Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on July 1, 2010, which current report included such financial statements, and which amended current report will incorporate the revisions reflected in the Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Note 2 - Pro Forma Adjustments, page F-43

22.          In several pro forma adjustment explanations related to the balance sheet, you explain that the adjustment is a result of the items not being transferred to the surviving entity as a part of the merger agreement.  Please expand the disclosures to explain why the items were not transferred to the surviving entity.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to insert the following explanatory language into the introductory paragraphs of the Company’s unaudited pro forma condensed consolidated combined financial statements:

“The purpose of the Spin-off is to preserve the value of the assets remaining from the WPT Business for the benefit of the Voyager stockholders as of the Record Date, since the Company did not want those assets as part of Voyager’s business after the Closing Date, and therefore ascribed very little value to those assets in the Merger.  Furthermore, the Spin-off will enable management of Voyager and ante5 to each focus on their respective, unrelated businesses, and will greatly simplify investor analysis of each respective company.”

Please see page F-65 of the Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on July 1, 2010, which current report included such financial statements, and which amended current report will incorporate the revisions reflected in the Amendment No. 1.

23.          In note explanations (h) and (i) you explain that a portion of additional paid-in capital and deficit was not transferred to the surviving entity.  Please expand your disclosure to explain how you determined the amounts of each item that were applicable to the surviving entity.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see page F-70 of the Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on July 1, 2010, which current report included such financial statements, and which amended current report will incorporate the revisions reflected in the Amendment No. 1.

24.          Within the note explanations to the statement of operations, we note you have eliminated amounts “...recognized by the Company… that would not have been recognized by the surviving entity.”  Please expand your disclosure to explain why such amounts would not have been recognized by the surviving entity, and why such adjustments are consistent with the guidance in Rule 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages F-71 and F-72 of the Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on July 1, 2010, which current report included such financial statements, and which amended current report will incorporate the revisions reflected in the Amendment No. 1.

Voyager Oil & Gas, Inc. - Forms 8-K

25.          As General Instruction B.5 to Form 8-K states, “have due regard for the accuracy, completeness and currency of the information in registration statements ...  which incorporate by reference information in reports filed pursuant to the Exchange Act.”  including reports on Form 8-K.  Amend your filings as necessary to comply with that instruction.  See also comment 2 of this letter.

Response:  In response to the Staff’s comments, the Company has amended the following filings:

•      The Company’s current report on Form 8-K filed on April 19, 2010.  Please see the Company’s amended current report on Form 8-K/A as filed on July 22, 2010, which addresses the Staff’s comment 27.

•      The Company’s quarterly report on Form 10-Q filed on May 19, 2010.  Please see the Company’s amended quarterly report on Form 10-Q/A as filed on July 23, 2010, which addresses the Staff’s comment 11.

Pursuant to our subsequent conversations, the Company will file an amended current report on Form 8-K/A once the Form S-3 is declared effective.  The amended current report will amend the Company’s current report on Form 8-K filed on April 22, 2010 in response to the Staff’s comments 5, 10, and 28 to 32 and the Company’s current report on Form 8-K filed on July 1, 2010, in response to the Staff’s comments 16 to 18,  21 to 24, and 26.  The amended current report will incorporate all revisions made to the Form S-3 which addressed the same comments or otherwise affect any items in the respective current reports.

26.          We note the Form 8-K you filed on April 22, 2010 included management’s discussion and analysis of financial condition and results of operations for Plains Energy Investments, Inc. for the fiscal year ended December 31, 2009 compared to the period from April 18, 2008 (inception) to December 31, 2008.  We also note that the amended Form 8-K you filed on July 1, 2010 included unaudited interim financial statements of Plains Energy Investments, Inc.  Please provide management’s discussion and analysis of financial condition and results of operations for Plains Energy Investments, Inc. for the fiscal quarter ended March 31, 2010 as compared to the corresponding prior period.

Response:   The Company has included such MD&A for the Plains Energy Investments, Inc. fiscal quarter ended March 31, 2010 in Amendment No. 1.  Please see pages 31 to 42 of the Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on July 1, 2010,  which amended current report will incorporate the MD&A additions and revisions reflected in the Amendment No. 1.

Voyager Oil & Gas, Inc. - Form 8-K Filed on April 19, 2010

27.          The merger agreement you filed as an exhibit does not appear to include all that Regulation S-K requires; please amend the Form 8-K accordingly.  If the exhibits, schedules, and other similar attachments to which the document filed as Exhibit 2.1 refers do not contain information material to an investment decision, include with the re-filed merger agreement a list briefly identifying the contents of the omitted schedules with the undertaking Item 601(b)(2) requires.  As that Item requires, you shall not file the schedules unless the material information contained therein is not “otherwise disclosed in the agreement or the disclosure document.”  Also be sure to include with the re-filed merger agreement any schedules which may not be properly omitted pursuant to Item 601(b)(2).

Response:  The Company has amended the April 19, 2010 current report on Form 8-K to refile the merger agreement in response to the Staff’s comments.  Please see exhibit 2.1 to the amended current report on Form 8-K/A filed on July 22, 2010.

Voyager Oil &Gas Inc. - Form 8-K Filed on April 22, 2010

Our Business, page 2

28.          Expand your disclosure under “Business” at page 4 to explain in necessary detail what you mean by “organic leasing,” and describe how it enables you to “acquire acreage on more favorable terms than our competitors.”  If you retain that assertion, provide us with supplemental support for it.  Similarly, explain why you state in the second paragraph that you “continue to see this approach met with success … .”

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see page 26 of the Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on April 22, 2010, which amended current report will incorporate the revisions reflected in the Amendment No. 1.

In addition, the Company has provided in Tab 1 to the Supplemental Information the results by county of the May 4-5, 2010 North Dakota State lease auction (the “North Dakota State Lease Sale”).  The Company respectfully advises the staff of the following.  As provided in Tab 1 to the Supplemental Information,  in Williams County, North Dakota, the auctioned mineral leases ranged from $600-$7,100 per acre. Voyager acquires its leases directly from mineral owners for $400-$600 per acre.

When comparing acquisitions within a township and range to the results of the North Dakota State Lease Sale, the difference is apparent. Voyager acquired 354 net mineral acres in Township 155 North, Range 101West for $700 per acre in June 2010, which began drilling operations in the same month. As provided in Tab 1 of the Supplemental Information, for Williams County, North Dakota, oil and gas leases in the same township-range were purchased for $6,100 per acre.

In McKenzie County, North Dakota, Voyager acquired 253 net mineral acres in Township 151 North, Range 101West for $500-$550 per acre in May 2010.  As provided in Tab 1 of the Supplemental Information, in Williams County, North Dakota, oil and gas leases in the same township-range were purchased for $2,500-$4,400 per acre.

29.          Given your current size and the relatively limited scope of your operations, it appears inappropriate to refer to billions of barrels of recoverable oil volume as you have done under “The Bakken Shale Formation” at page 4.  Other statements under “Our Business” that should be eliminated or at a minimum revisited or revised to provide balanced disclosure along with necessary supplemental support include the following:

•      “As more advanced technology is deployed, ultimate recovery is expected to increase.”  Until you have demonstrated such technology to meet the requirements of Rule 4-10(a)(25) of Regulation S-X, such statements should be deleted.

•      “We believe well results have become repeatable and predictable.”  Until you have completed the necessary exploration and testing procedures on your property, such statements should be deleted.

•      “We believe the Three Forks has the potential to double the estimated ultimate recovery of oil under our targeted interests.”  Provide us with reserve reports and comparable data or delete such statements.

•      “We believe this translates into a potential doubling of our net well interest and reserves.”  Provide us with reserve reports and comparable data or delete such statements.

•      “The three counties ...  presently represent the largest gas producing area in the State of Montana.”

•      “... the sands are highly prolific and can generate up to 4+ billion cubic feet (“BCF”) in a single well.”

•      “Management believes that a drilling success rate of 90 percent (90%) is attainable and wells in the Tiger Ridge gas field can produce between lBCF and 4BCF.”  Provide us with reserve reports and comparable data or delete such statements.

•      “The rapidly growing Heath Shale Oil play ...  is the sic one of the fastest growing oil resource plays in the continental United States.”

•      “Our management believes the Heath currently appears to be a similar resource play to the Bakken and will create substantial value for the company.”  Provide us with reserve reports and comparable data or delete such statements.

Response:  The Company respectfully advises the staff of the following with respect to each statement cited above:

•      “The Bakken Shale Formation.”  The Company has revised the statement “recoverable volume of oil expected to be between 3.5 and 5 billion barrels with current technology, according to the U.S. Geological Survey” to read “recoverable volume of oil expected to be between 3.0 and 4.3 billion barrels with current technology, according to a U.S. Geological Survey study published in April 2008.”  Please see page 26 of the Amendment No. 1.  The Company has provided in Tab 2 to the Supplemental Information the referenced April 2008 U.S. Geological Survey study, which provides the expected recoverable volume of oil amounts.  Please note that the statement is in reference to the total volume of recoverable oil in the formation, and not an estimate of the amount that will be recovered by the Company.  Therefore, the Company believes that the statement is appropriate, as the section as a whole provides a general description of the Bakken formation and does not contain any Company-specific information.

•      “As more advanced technology is deployed, ultimate recovery is expected to increase.” Regulation S-X Rule 4-10(a)(25) provides as follows:  “Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.  The Company has provided in Tab 3 to the Supplemental Information an informational slide from a study produced by Bakken operator Slawson Exploration Company, Inc. The slide illustrates the impact that the number of “frac stages” has on the first 90 days of production on several wells in an immediate area of the Bakken.  This study is one example of information that is currently being utilized and deployed to increase ultimate recovery. The Williston Basin and horizontal oil wells are immature in the scope of all domestic oil drilling programs, and it is general knowledge that recoverability will increase as completion methods evolve. Management believes this statement is general enough to meet the requirements of Regulation S-X Rule 4-10(a)(25).

•      “We believe well results have become repeatable and predictable.”  The Company has eliminated this statement in the Form S-3.  Please see page 26 of Amendment No. 1.

•      “We believe the Three Forks has the potential to double the estimated ultimate recovery of oil under our targeted interests,” and “We believe this translates into a potential doubling of our net well interest and reserves.”   The Company has provided in Tab 4 to the Supplemental Information an excerpt from an April 29, 2010 article in the Williston (ND) Herald titled “Oil Level Doubles: Governor Announces 1.9 Billion Barrels in Three Forks.”  This article provides the basis for the Company’s belief regarding the Three Forks Formation.

•      “The three counties ...  presently represent the largest gas producing area in the State of Montana.”  The Company has provided in Tab 5 to the Supplemental Information excerpts from the Montana Oil and Gas Conservation Division’s 2009 Annual Review Report.  As provided in the report, the Tiger Ridge gas field has produced nearly 301,000,000 million cubic feet since 1986. The closest gas field in Montana by production is Cedar Creek, which has produced 178,000,000 million cubic feet since 1986.

•      “... the sands are highly prolific and can generate up to 4+ billion cubic feet (“BCF”) in a single well.”  The Company has revised this statement to read, “the sands are highly prolific and can generate up to 1+ billion cubic feet (“BCF”) in a single well.”  Please see page 27 of the Amendment No. 1.  The Company has provided in Tab 6 to the Supplemental Information excerpts from the Montana Oil and Gas Conservation Division’s 2009 Annual Review Report. As provided in the report, Devon Energy Production Co. drilled three wells in Hill County, Montana adjacent to acreage controlled by the Company that each have initial potential of over a billion cubic feet of natural gas, with a fourth well having the initial potential of over 960 million cubic feet.

•      “Management believes that a drilling success rate of 90 percent (90%) is attainable and wells in the Tiger Ridge gas field can produce between lBCF and 4BCF.” The Company has revised this statement to read, “Management believes that wells in the Tiger Ridge gas field can produce up to 1+ BCF.” Please see page 27 of the Amendment No. 1.  As presented above, the Company has provided the basis for management’s belief in Tab 6 to the Supplemental Information.

•      “The rapidly growing Heath Shale Oil play ...  is the sic one of the fastest growing oil resource plays in the continental United States.”  The Company has revised this statement to read, “The Heath Shale Oil play (“Heath”) is a rapidly growing oil resource play in Petroleum County, Montana.”  Please see page 27 of the Amendment No. 1.  The Company’s statement that the Heath Shale Oil Play is “rapidly growing” is based on increased geologic focus and increased leasing activity. The Company has provided in Tab 7 to the Supplemental Information a geologic report from Great Northern Gas Co. dated August 2009.  The Company has provided in Tab 8 a Montana Department of Natural Resource Conservation state lease sale notice in the counties of interest (Garfield, Rosebud).  These documents demonstrate that the Heath Shale Oil Play is undergoing increased geologic focus and increased leasing activity, and thus is a “rapidly growing” oil resource play.

•      “Our management believes the Heath currently appears to be a similar resource play to the Bakken and will create substantial value for the company.”  The Company has eliminated this statement in the Form S-3.  Please see page 27 of the Amendment No. 1.

Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on April 22, 2010, which amended current report will incorporate the revisions reflected in the Amendment No. 1.

30.          In drafting the newly expanded Risk Factors section for the Form S-3 pursuant to comment 8 of this letter, please address the following points as well:

•      Ensure that your risk factors are carefully tailored to your particular risks.  For example, at page 2, you indicate that you were formed “for the purpose of exploration, exploitation, acquisition and production of crude oil and natural gas in the continental United States.”  However, your first risk factor refers to issues “frequently encountered by companies developing markets for new products, services and technologies.”  Similarly, you include at page 20 a risk factor captioned “Our hedging activities” which indicates in part that “we DO NOT intend to hedge any of our production… .”

•      Eliminate text which mitigates the risk you discuss, such as clauses which begin “while.”  Similarly, state the risk plainly and directly, eliminating suggestions that there is “no assurance” or that you “cannot ensure” a particular outcome.

Response:  The Company has revised the risk factor disclosure in response to the Staff’s comment.  Please see pages 4 to 9 of the Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on April 22, 2010, which amended current report will incorporate the revisions reflected in the Amendment No. 1.

Description of Securities, page 23

31.          Revise to explain further your statement that “A total of 8,200,000 shares of Voyager’s shares sic were previously registered under the Securities Act.  The remaining 13,092,333 outstanding shares of Voyager were deemed exempt... .”  Every offer of sale of securities must be registered or exempt, so the registration of a particular offering of securities would not typically extend to a different offer or sale of the same securities in the future.  The relevance of that statement is not clear to us.

Response:  The Company has revised the disclosure in response to the Staff’s comment to eliminate the statement “The remaining 13,092,333 outstanding shares of Voyager were deemed exempt... .”  Please see page 20 of Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on April 22, 2010, which amended current report will incorporate the revisions reflected in the Amendment No. 1.

Departure of Directors or Certain Officers, page 29

32.          For each listed individual, provide start and end dates, specifying the month and year, for each position held in the past five years.  For example, refer to the sketches for Messrs. Reger and Thompson.  Also clarify the various references to Ante4 and Voyager, as applicable.  Refer to the sketch for Mr. Lipscomb.  See Item 5.02 of Form 8-K and Item 401 of Regulation S-K.

Response:  The Company has revised the director and executive officer disclosure in response to the Staff’s comment.  Please see pages 44 and 45 of Amendment No. 1.  Pursuant to our subsequent conversations, once the Form S-3 is declared effective, the Company will file an amended current report on Form 8-K/A to amend the Form 8-K filed on April 22, 2010, which amended current report will incorporate the revisions reflected in the Amendment No. 1.

Voyager Oil &Gas Inc. - Form 8-K Filed June 28, 2010

33.          We note your disclosure regarding the recent exploration and development agreement you signed with Slawson Exploration Company, Inc. to develop Slawson’s 48,000 net acres in the Denver-Julesberg Basin Niobrara Formation in Weld County, Colorado.  We further note your disclosure that “According to state records, EOG Resources’ Jake well, a horizontal Niobrara discovery in Colorado’s Weld County in close proximity to the Voyager acreage, flowed an average 1,750 barrels of oil and 360,000 cubic feet of gas per day for its first eight days of production in October 2009.  The Jake produced more than 50,000 barrels of oil in its first 90 days.”  Please provide us documentation to support the production volumes disclosed.  In addition, tell us how you considered specifically clarifying that you do not have an interest in such wells and disclosing why you believe providing such information on wells in which you do not have the right to explore or produce is beneficial to investors.

Response:  The Company respectfully advises the Staff that the statement “more than 50,000 barrels of oil in its first 90 days” was provided in a geologic review of the Denver-Julesberg Basin Niobrara Formation. The Company has provided in Tab 9 to the Supplemental Information a report from the Colorado Oil and Gas Conservation Commission, which provides 2009 monthly production for the referenced well. Per the numbers reported to the commission, the well produced 48,373 barrels of oil in the months of October, November and December. Given this window of public information, it is reasonable that the well’s 90-day production totaled over 50,000 barrels of oil.

Although the Company does not have an interest in this well, management believes disclosing the production of this well is important to investors because this discovery has set off a major land acquisition spree coupled with a significant increase in drilling activity. The drilling site is halfway between two prolific oil fields (Wattenberg & Silo Fields), proving a geological connection between the two fields to represent a single producing trend. This discovery has significantly reduced an element of risk of drilling activity in the area.

We believe that this response letter, together with Amendment No. 1 filed concurrently herewith and amended current report on Form 8-K/A and amended quarterly report on Form 10-Q/A filed before this date, address the comments set forth in your letter.  If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 1 or the amended reports, please let us know. After you have had an opportunity to review the above responses to your comments, the Amendment No. 1 and the amended reports, please call me at (612) 492-7338 to discuss any additional questions or comments you might have.

Very truly yours,

/s/ Thomas F. Steichen
Thomas F. Steichen

cc:           H. Roger Schwall, Assistant Director

Mark Wojciechowski, Staff Accountant

Mark Shannon, Accounting Branch Chief

Timothy S. Levenberg, Special Counsel

James Russell Reger

Mitch Thompson